FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On February 6, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: February 6, 2007

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Exhibit 1

Compugen Ltd. Reports Fourth Quarter and Year-End

2006 Financial Results

TEL AVIV, ISRAEL, February 6, 2007 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year-end December 31, 2006.

"Compugen has now clearly begun to demonstrate the wide scope of commercial opportunities resulting from our very successful decade-long focus on creating a unique life science research capability," stated Alex Kotzer, Compugen`s President and CEO. "As we begin 2007, we have already utilized this capability to develop platforms for systematic and predictable discovery in a number of very different areas. These include immunoassay and nucleic acid based biomarkers for diagnostic products, therapeutic candidates, large-scale genetic differences for disease predisposition and drug response, biomarkers for the early identification of drug toxicity, and targets for the joint development of antibody therapeutics," Mr. Kotzer added. "We enthusiastically look forward to 2007 with the expectation of broadening and deepening this unparalleled capability with the availability of new discovery engines addressing additional important unmet needs, new and expanded collaborations, and a substantial increase in the number of therapeutic and diagnostic product candidates moving forward under revenue sharing arrangements," Mr. Kotzer concluded.

As previously projected, revenues for the fourth quarter and for the year 2006 were not significant ($10,000 for the fourth quarter of 2006, compared to no revenues for the fourth quarter of 2005, and revenues of $215,000 for the year 2006, compared to $646,000 for 2005).

The net loss for the quarter was $3.8 million (including non-cash expense of $523,000 related to stock based compensation), or $0.14 per share, compared with a net loss of $3.4 million (including a non-cash expense of $78,000 related to stock based compensation), or $0.12 per share, for the corresponding quarter of 2005. The net loss for the year 2006 was $13.0 million (including non-cash expense of $2.1 million related to stock based compensation), or $0.47 per share, compared with a net loss of $14.0 million (including non-cash expense of $391,000 related to stock based compensation), or $0.50 per share, for 2005.

Research and development expenses of $3.3 million for the fourth quarter of 2006, compared to $3.2 million for the fourth quarter of 2005, remain the Company`s largest expense. Total research and development expenses for 2006 were $11.6 million compared to $12.7 million for 2005. These amounts are before the deduction of governmental and other grants, which totaled $409,000 for the fourth quarter ended December 31, 2006, compared with $800,000 for the corresponding quarter in 2005, and $1.8 million for 2006 compared to $2.3 million for 2005. Accordingly, research and development expenses net of governmental grants were $9.8 million for 2006 as compared to $10.5 million for 2005.

The attached balance sheet ended December 31, 2006 reflects a change in the accounting treatment for investment in Evogene Ltd., an affiliate of Compugen, as compared to that used in the balance sheets reported for the first three quarters of 2006. This revised accounting treatment had no effect on the Company`s reported cash flows or results of operations for any periods and resulted in a reduction in total shareholders` equity of $1,278,000.

Compugen also announced that Eli Zangvil, M.D., who joined the Company in November 2006 as Vice President of Business Development, has assumed the responsibilities previously held by Mr. Erez Chimovits as Executive Vice President of Commercial Operations. In addition, Anat Cohen-Dayag, Ph.D., Vice President of Diagnostic Markers and Therapeutic Targets, and Yossi Cohen, M.D., Vice President of Research and Development, have assumed the responsibilities previously held by Noam Shani, Ph.D., as Vice President of Therapeutics.

2007 Projected Cash Uses and Balances

As of December 31, 2006, Compugen had $26.4 million in cash, cash equivalents, deposits, and marketable securities. The Company`s expectation is that its total cash expenditures during 2007 will be in the range of $12-$14 million with a net cash usage for the year of $9-$11million, and therefore, assuming no new sources of cash during 2007, the Company would end 2007 with cash and cash equivalent reserves of approximately $16 million.

Assuming no new sources of cash during either 2007 or 2008 and anticipated net cash uses, the Company anticipates that it would require additional cash resources by mid-2009, and that such additional required cash could be in the range of an estimated twenty million dollars until positive cash flow could be achieved. Market and other conditions will determine whether any necessary funds would be sought through equity-related offerings, collaborative or strategic arrangements, or some combination of these or other types of transactions.

Conference Call and Webcast Information

Compugen will hold a conference call to discuss its fourth quarter and year-end results on February 6, 2007 at 10:00 a.m. EST.  To access the conference call, please dial 1-888-281-1167 from the US or +972-3-918-0610 internationally.  The call will also be available via live webcast through Compugen`s website, located at www.cgen.com.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5901. The replay will be available until 12 noon EST on February 8, 2007.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. To date, Compugen`s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related, and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "could", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-765-8525

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COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2006 Unaudited	2005 Unaudited	2006 Unaudited	2005 Unaudited

Revenues	10	-	215	646

Cost and Expenses
Cost of revenues	-	-	6	148
Research and development expenses	3,299	3,186	11,561	12,725
Less: governmental and other grants	(409)	(800)	(1,751)	(2,254)
Research and development expenses, net	2,890	2,386	9,810	10,471
Sales and marketing expenses	563	450	1,719	1,772
General and administrative expenses	878	771	2,673	3,133
Total operating expenses *	4,331	3,607	14,208	15,524

Operating loss	(4,321)	(3,607)	(13,993)	(14,878)
Financing income, net	482	210	884	682
Other income	1	50	89	218
Net loss	(3,838)	(3,347)	(13,020)	(13,978)
Basic and diluted net loss per ordinary share	(0.14)	(0.12)	(0.47)	(0.50)
Weighted average number of ordinary shares outstanding	28,135,716	27,785,461	27,985,957	27,774,535

* Includes stock based compensation

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COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31, 2006 Unaudited	December 31, 2005 Audited

ASSETS

Current assets

Cash, cash equivalents, short term deposits and marketable securities	25,403	30,987
Cash held in favor of other consortium partners	-	834
Trade receivables	10	-
Receivables and prepaid expenses	846	676
Total current assets	26,259	32,497

Long-term investments
Long term deposits and marketable securities	1,000	4,983
Other assets	1,418	1,606
Property and equipment, net	2,179	3,020
Total assets	30,856	42,106

LIABILITIES AND SHAREHOLDERS` EQUITY

Current liabilities

Accounts payable and accrued expenses
	2,875	3,460
Deferred revenues	75	200
Total current liabilities	2,950	3,660

Long-term liabilities
Accrued severance pay	1,483	1,659
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	466	466
Total long-term liabilities	2,009	2,185

Subsidiary`s options	159	13

Total shareholders` equity	25,738	36,248
Total liabilities and shareholders` equity	30,856	42,106

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